Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES	Nine Months Ended December 31,	Years Ended March 31,
(numbers in thousands)	2011	2011	2010	2009	2008	2007

EARNINGS (LOSS):

Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries; or income or loss from equity investees	(10,450)	(38,230)	(67,300)	(41,635)	(36,111)	(36,726)

ADD:
fixed charges	1,177	1,658	1,442	788	831	754
amortization of capitalized interest	—	—	—	—	—	—
distributed income of equity investees	—	—	—	—	—	—
your share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
Total additions to earnings (loss)	1,177	1,658	1,442	788	831	754

SUBTRACT:
Interest capitalized in the period	19	26	43	5	7	1
preference security dividend requirements of consolidated subsidiaries, and	—	—	—	—	—	—
the minority interest in pretax income of subisidaries that have not incurred fixed charges. Equity investees are investments that you account for using the equity method of accounting.	—	—	—	—	—	—
Total subtractions from earnings (loss)	19	26	43	5	7	1

EARNINGS (LOSS) AS ADJUSTED	(9,292)	(36,598)	(65,901)	(40,853)	(35,288)	(35,973)

FIXED CHARGES:
interest expensed and capitalized	642	873	673	69	7	2
amortized premiums, discounts and capitalized expenses related to indebtedness
an estimate of the interest within rental expense	535	785	769	719	824	752
perference security dividend requirements of consolidated subsidaries	—	—	—	—	—	—
Total fixed charges	1,177	1,658	1,442	788	831	754

RATIO OF EARNING TO FIXED CHARGES	N/A	N/A	N/A	N/A	N/A	N/A

COVERAGE DEFICIENCY	(10,469)	(38,256)	(67,343)	(41,640)	(36,118)	(36,727)